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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE TO/A
                                 (RULE 14d-100)
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                                   GENER S.A.
                       (NAME OF SUBJECT COMPANY (ISSUER))


                               THE AES CORPORATION
                          MERCURY CAYMAN CO. III, LTD.
                       (NAME OF FILING PERSONS (OFFERORS))


             AMERICAN DEPOSITARY SHARES (EACH REPRESENTING 68 SHARES
                         OF COMMON STOCK, NO PAR VALUE)
                         (TITLE OF CLASS OF SECURITIES)


                                    368731105
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                 BARRY J. SHARP
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               THE AES CORPORATION
                             1001 NORTH 19TH STREET
                            ARLINGTON, VIRGINIA 22209
                                 (703) 522-1315


                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
  AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                    COPY TO:
                             MICHAEL E. GIZANG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                            TELEPHONE: (212) 735-3000


                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE**
    $181,634,952.00                                            $36,327.00


                                       1


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*   ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY IN
    ACCORDANCE WITH RULES 0-11(d) AND 0-11(a)(4) UNDER THE SECURITIES EXCHANGE ACT OF 1934, BASED UPON (A) $12.25, THE AVERAGE OF THE HIGH AND LOW PRICE PER GENER AMERICAN DEPOSITARY SHARE ON NOVEMBER 2, 2000, AS REPORTED ON THE NEW YORK STOCK EXCHANGE COMPOSITE TRANSACTION TAPE, MULTIPLIED BY (B) 14,827,343, REPRESENTING THE AGGREGATE NUMBER OF GENER AMERICAN DEPOSITARY SHARES OUTSTANDING ON SEPTEMBER 30, 2000.

**  ONE-FIFTIETH OF 1% OF THE VALUE OF THE TRANSACTION.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

         AMOUNT PREVIOUSLY PAID: $36,327.00
         FORM OR REGISTRATION NO.: REGISTRATION STATEMENT ON FORM S-4,
                                   FILE NO.: 333-49644
         FILING PARTY: THE AES CORPORATION
         DATE FILED: NOVEMBER 9, 2000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TENDER OFFER: [ ]

         THIS AMENDMENT NO. 3 AMENDS AND SUPPLEMENTS THE TENDER OFFER STATEMENT ON SCHEDULE TO INITIALLY FILED ON NOVEMBER 9, 2000 (THE "SCHEDULE TO") BY MERCURY CAYMAN CO. III, LTD., A LIMITED COMPANY ORGANIZED UNDER THE LAWS OF THE CAYMAN ISLANDS (THE "PURCHASER") AND A WHOLLY OWNED SUBSIDIARY OF THE AES CORPORATION, A DELAWARE CORPORATION ("AES"), RELATING TO THE OFFER BY THE PURCHASER TO EXCHANGE EACH ISSUED AND OUTSTANDING AMERICAN DEPOSITARY SHARE (EACH, AN "ADS" AND COLLECTIVELY, "ADSS") OF GENER S.A. ("GENER"), EACH REPRESENTING 68 SHARES OF GENER COMMON STOCK, NO PAR VALUE (THE "SHARES"), FOR A FRACTION OF A SHARE OF COMMON STOCK, PAR VALUE $ 0.01 PER SHARE, OF AES (THE "AES SHARES"), ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS WHICH WAS ANNEXED TO THE SCHEDULE TO AS EXHIBIT (a)(1), AS AMENDED BY AMENDMENT NO. 1 THERETO, DATED NOVEMBER 22, 2000 (THE "FIRST AMENDMENT"), AND AMENDMENT NO. 2 THERETO, DATED NOVEMBER 22, 2000 (THE "SECOND AMENDMENT"), AND IN THE RELATED ADS LETTER OF TRANSMITTAL (COLLECTIVELY REFERRED TO AS THE "OFFER").

         AES HAS FILED A REGISTRATION STATEMENT ON FORM S-4 RELATING TO THE AES SHARES TO BE ISSUED TO HOLDERS OF GENER ADSS IN THE OFFER (THE "REGISTRATION STATEMENT"). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS WHICH IS A PART OF THE REGISTRATION STATEMENT (THE "PROSPECTUS"), AND THE RELATED ADS LETTER OF TRANSMITTAL, WHICH WERE ATTACHED TO THE SCHEDULE TO AS EXHIBITS (a)(1) AND (a)(2), RESPECTIVELY.

         ALL OF THE INFORMATION IN THE PROSPECTUS, THE FIRST AMENDMENT, THE SECOND AMENDMENT, AND THE RELATED ADS LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT OR AMENDMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY AES, IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         ITEM 6 IS HEREBY AMENDED AND SUPPLEMENTED AS FOLLOWS:

         THE SECTION ENTITLED "OUR OFFER-PURPOSE OF THE OFFERS; PLANS FOR GENER" IN THE PROSPECTUS IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING SENTENCE AFTER THE SECOND COMPLETE PARAGRAPH ON PAGE 37:

                  "ON NOVEMBER 28, 2000, WE ENTERED INTO AN AGREEMENT WITH TOTALFINAELF, THE TOTAL AGREEMENT, WHICH PROVIDES, AMONG OTHER THINGS, THAT IF WE ARE SUCCESSFUL IN ACQUIRING AT LEAST A MAJORITY OF THE OUTSTANDING GENER SHARES, INCLUDING GENER SHARES REPRESENTED BY ADSS, AS A SHAREHOLDER GENER WE WILL TAKE ACTION TO CAUSE GENER TO ENTER INTO AN AGREEMENT TO SELL TO TOTALFINAELF ALL OF THE CAPITAL STOCK THAT GENER OWNS IN CENTRAL PUERTO S.A., HIDRONEUQUEN S.A., TERMOANDES S.A. AND INTERANDES S.A., THE ELECTRICITY COMPANIES, AND OTHER INTERESTS IN ARGENTINA, THE ACQUIRED INTERESTS, CONSISTING OF ALL OF THE SUBORDINATED INDEBTEDNESS OWNED BY GENER AND ITS AFFILIATES OF HIDROELECTRICA, A 59% OWNED SUBSIDIARY OF HIDRONEUQUEN, ALL OF GENER'S RIGHTS AND OBLIGATIONS UNDER MANAGEMENT CONTRACTS WITH THE ELECTRICITY COMPANIES, ALL OF GENER'S INTERESTS IN PROJECTS UNDER STUDY OR DEVELOPMENT TO DEVELOP ELECTRICITY TRANSMISSION OR GENERATION FACILITIES IN ARGENTINA AND IN THE PROJECT UNDER STUDY TO DEVELOP FACILITIES FOR TRANSMITTING ELECTRICITY BETWEEN THE YACYRETA REGION IN ARGENTINA AND THE SAO PAULO REGION IN BRAZIL, FOR A PURCHASE PRICE OF

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         $652 MILLION IN CASH, SUBJECT TO CERTAIN ADJUSTMENTS. CONCURRENTLY
         WITH SUCH SALE, APPROXIMATELY $274 MILLION OF INDEBTEDNESS OF TERMOANDES AND INTERANDES WOULD BE REPAID. IF WE PURCHASE GENER SHARES IN THE OFFERS BUT DO NOT ACQUIRE A MAJORITY OF THE OUTSTANDING GENER SHARES, INCLUDING GENER SHARES REPRESENTED BY ADSS, WE HAVE AGREED WITH TOTALFINAELF THAT WE WILL USE OUR REASONABLE BEST EFFORTS TO ACQUIRE AT LEAST A MAJORITY OF THE OUTSTANDING GENER SHARES, INCLUDING GENER SHARES REPRESENTED BY ADSS.

                                       2

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         TOTALFINAELF HAS AGREED NOT TO TAKE ANY ACTION THAT WOULD FRUSTRATE OR
         PREVENT THE CONSUMMATION OF THE OFFERS. WE AND TOTALFINAELF HAVE
         AGREED TO COOPERATE AND TO USE OUR REASONABLE BEST EFFORTS TO SUPPORT THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE TOTAL AGREEMENT, INCLUDING THE OFFERS. THE SALE TO TOTALFINAELF OF THE ELECTRICITY COMPANIES' SHARES AND THE ACQUIRED INTERESTS IS SUBJECT TO A NUMBER OF CONDITIONS, INCLUDING SATISFACTION BY TOTALFINAELF OF A
         DUE DILIGENCE REVIEW. IN ADDITION, UNDER THE TOTAL AGREEMENT, TOTALFINAELF HAS THE RIGHT AT ITS OPTION TO PURCHASE THE SHARES OF ALL OR ANY OF THE ELECTRICITY COMPANIES AND TO PURCHASE OR NOT PURCHASE
         THE ACQUIRED INTERESTS IN THE PROJECTS UNDER STUDY AND/OR DEVELOPMENT. THE TOTAL AGREEMENT PROVIDES FOR TERMINATION BY THE PARTIES IN CERTAIN EVENTS, INCLUDING UPON THE TERMINATION OF THE OFFERS WITHOUT THE PURCHASE OF ANY GENER SHARES OR ADSS THEREUNDER."

ITEM 12. EXHIBITS.

         ITEM 12 IS HEREBY AMENDED AND SUPPLEMENTED TO ADD THE FOLLOWING
EXHIBITS:


(a)(10)  Press release dated November 28, 2000.
(a)(11) Agreement, dated as of November 28, 2000, between AES, TotalFinaElf, and Total Gas and Power Ventures.

                                       3

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                                    SIGNATURE

         AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, WE CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                              MERCURY CAYMAN CO. III, LTD.

                                              BY: /S/ NAVEED ISMAIL
                                                  --------------------------
                                                  NAME:  NAVEED ISMAIL
                                                  TITLE: PRESIDENT
                                                  DATED: NOVEMBER 30, 2000

                                              THE AES CORPORATION

                                              BY: /S/ PAUL T. HANRAHAN
                                                  --------------------------
                                                  NAME:  PAUL T. HANRAHAN
                                                  TITLE: SENIOR VICE PRESIDENT
                                                  DATED: NOVEMBER 30, 2000


                                        4

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                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT NAME
-------                           ------------
(a)(1) Prospectus relating to AES Shares to be issued in the U.S. Offer (incorporated by reference from The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(2) Form of ADS Letter of Transmittal (incorporated by reference to Exhibit
       99.1 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to
       Exhibit 99.2 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit
       99.4 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(7) Summary Advertisement scheduled for publication in The Wall Street Journal on November 13, 2000 (incorporated by reference to Exhibit 99.6 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(a)(8) Press Release issued by AES on November 3, 2000 (incorporated by reference to Exhibit 99.7 to The AES Corporation Registration Statement on Form S-4 filed on November 9, 2000).*

(b)    None.

EXHIBIT
NUMBER                            EXHIBIT NAME
-------                           ------------
(d) Letter Agreement between AES and Compania de Petroleos de Chile S.A., dated November 3, 2000.*

(g)     None.

(h)     None.

(a)(9)  Press release dated November 22, 2000.*

(a)(10) Press release dated November 28, 2000.

(a)(11) Agreement, dated as of November 28, 2000, between AES, TotalFinaElf, and Total Gas and Power Ventures.


* PREVIOUSLY FILED.

                                       6